Exhibit 12.1

NII HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2014		2013		2012	2011	2010

(Loss) earnings:
(Loss) income from continuing operations before reorganization items and income tax provision	$(1,703,221)		$(988,036)		$76,305	$724,871	$688,971

Add:
Fixed charges	572,617		695,044		568,162	460,431	405,298
Amortization of capitalized interest	52,718		49,066		38,720	21,086	10,396

Less:
Interest capitalized	32,541		78,254		127,189	76,204	10,819
(Loss) earnings, as adjusted	$(1,110,427)		$(322,180)		$555,998	$1,130,184	$1,093,846

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$449,345		$526,530		$359,795	$309,279	$331,933
Interest capitalized	32,541		78,254		127,189	76,204	10,819
Portion of rent expense representative of interest (30%)	90,731		90,260		81,178	74,948	62,546
Fixed charges	$572,617		$695,044		$568,162	$460,431	$405,298

Ratio of earnings to fixed charges	—	(1)	—	(1)	0.98	2.45	2.70

(1) For the years ended December 31, 2014 and 2013, earnings were inadequate to cover fixed charges by $1,683.0 million and $1,017.2 million, respectively.